UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note
This Report on Form 6-K contains the exhibit set forth below.  This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Exhibit 99.1: Tax Consent of Davis Polk & Wardwell LLP, dated April 25, 2012, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162195.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: April 25, 2012	By:	/s/ Sean Rahavy
		Name:	Sean Rahavy
		Title:	Vice President

	By:	/s/ Anjali Thadani
		Name:	Anjali Thadani
		Title:	Vice President